

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 4561

December 7, 2006

John P. Yeros, Chairman
HyperSpace Communications, Inc.
906 E. Karcher Road
Nampa, ID 83687

Re: HyperSpace Communications, Inc.
        Form S-3
        Filed on November 8, 2006
        File No. 333-138529
        Forms 10-KSB and 10KSB/A for the fiscal year ended December 31, 2005
        Filed on March 31, 2006 and April 28, 2006, respectively
        File No. 001-32306

Dear Mr. Yeros:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. Given the size and nature of the transaction being registered, advise the staff of HyperSpace's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2. Please be advised that we are also performing a review of your Form 10-KSB for the Fiscal Year Ended December 31, 2005 and related periodic filings. We may have additional comments based on that review.

3. Please revise your prospectus to briefly discuss the matters proposed in the preliminary proxy statement on file with the Commission. In this regard, discuss that HyperSpace is proposing the ratification of up to $20 million of convertible debentures and warrants, an amendment to its Articles of Incorporation to increase the number of shares of common stock from 50,000,000 shares to 100,000,000, an amendment to its Articles of Incorporation to change its name and the reclassification of one member of its Board of Directors.

Risk Factors, page 6

We have failed to satisfy an AMEX listing requirement and may be delisted from the AMEX, page 6

4. You disclose that HyperSpace was not able to meet all of the continued listing standards by June 30, 2006 and that it has not yet received a response from the AMEX regarding its request for an extension. Please revise to update the status of HyperSpace's request and its current standing with the AMEX as of the most recent practicable date.

Selling Shareholders, page 17

5. Please identify the natural person or persons who exercise voting and/or dispositive power over the shares held of record by *all* non-natural persons. For example, disclose the natural person or persons who exercise voting and/or dispositive power over Cranshire Capital, L.P., Crestview Capital Master, LLC, Dalewood Associates and The Daniel Trust. See Rule 13d-3, by analogy, Item 507 of Regulation S-B, Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of the supplement to the Telephone Interp. Manual (March 1999).

6. If acquired in the past three years, please expand your disclosure to discuss how the selling security holders acquired the shares of common stock that are being registered for resale pursuant to this registration statement. This disclosure should also include a materially complete description of the securities that were purchased. For example, but without limitation, revise to include a description of the securities issued to Toibb Investment LLC and Crestview Capital Master LLC in September 2006. See Item 507 of Regulation S-B.

7. We refer you to the immediately preceding comment. Upon amending your prospectus, clarify whether any shares of c/s being registered for resale will be

issued pursuant to interest payments related to convertible debentures. If so, please clarify whether the company or the investor has the discretion to determine whether the interest payments will be made in cash or in shares of common stock. If the discretion will be left with the investor, please advise of the basis for your belief that this transaction is consistent with the staff's PIPE guidance as set forth by 3S of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations Supplement of March 1999.

Plan of Distribution, page 22

8. We note the disclosure on page 23 that your selling shareholders may be deemed to be "underwriters." Please advise whether any of your selling stockholders are broker-dealers or affiliates of broker-dealers. If any of the selling stockholders are broker-dealers and they acquired shares otherwise than as compensation for investment banking services, please revise your disclosure to specifically name them as underwriters.

9. If any of your selling stockholders are affiliates of registered broker-dealers, please revise your prospectus to state whether the sellers purchased in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

10. You indicate that the selling shareholders may engage in short sales. Supplementally confirm that you are aware and the selling shareholders are aware of Telephone Interp. A. 65 (July 1997) on this matter, which is publicly available on our website.

Information Incorporated by Reference, page 23

11. Please revise your prospectus to update the documents that you are incorporating by reference to include your most recent Form 10-QSB for the period ended September 30, 2006 and your Form 8-K filed on November 22, 2006. See Item 310(g) of Regulation S-B.

Part II, page II-1

Item 16. Exhibits, page 27

12. Please revise to file as exhibits all of the agreements required by Item 601(b)(10) of Regulation S-B. For example, each agreement materially related to the securities offerings on September 6, 2006 and September 29, 2006 should be filed as exhibits to this registration statement or incorporated by reference from prior filings.

Item 28. Undertakings, page II-8

13. Please revise your registration statement to include all undertakings that apply to this offering. In this regard, it appears as though HyperSpace is subject to rule 430C and should include any corresponding undertakings.

Form 10-KSB for the year ended December 31, 2005

Item 8A. Controls and Procedures, page 39

14. We note that you disclose that "[b]ased upon that evaluation, our management, including our Chief Executive Officer, President and Chief Financial Officer, concluded that the HyperSpace disclosure controls and procedures were effective as of the end of the period covered by this report." We also note that you disclose that "no matter how well designed and implemented, can provide only reasonable assurance of achieving the desired control objectives, and management's duties require it to make its best judgment in evaluating the cost-benefit relationship of potential controls and procedures." In light of this additional disclosure, please revise your disclosure to clearly state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the references to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certifications of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov. Similar disclosure should be included in all future annual and periodic reports. Please confirm your understanding.

15. You disclose that "[t]he HyperSpace changes in internal control over financial reporting during the year ending December 31, 2005 are centered around the change in HyperSpace's business from being an operating company to that of a holding company with MPC being the only major business." Please revise to clarify whether there were any changes in HyperSpace's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 13a-15 or 15d-15 that occurred during its last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. If the change in HyperSpace's business materially affected or is reasonably likely to materially affect its internal control over financial reporting, please revise to provide a materially complete description of the changes. See Item 308(c) or Regulation S-B.

Note 7 – Acquisition of MPC, page 64

16. Your disclosure states that the acquisition of MPC has been accounted for as a
business combination with Hyperspace being the acquirer. Provide us with your
analysis pursuant to paragraph 17 of SFAS 141 which supports your conclusion.
As part of your response, identify the senior management position held in the
combined company and describe the terms of the employment agreements for
each of those positions. Describe the composition of the nominating committee
and their ability to nominate directors.

Form 10-KSB/A for the year ended December 31, 2005

17. It does not appear that this amended Form 10-KSB includes the certifications
required by Rule 13a-14(a)/15d-14(a). In this regard, all amendments to periodic
reports must include the certifications required by Item 601(b)(31) of Regulation
S-B. Please advise of the basis for your belief that these exhibits were not
required to be filed in your amended Form 10-KSB or amend your filing to
include the proper certifications as exhibits. Further, in light of the fact that Part
III information to Form 10-KSB must be filed within 120 days after the end of the
fiscal year, provide an analysis regarding the S-3 eligibility of HyperSpace
pursuant to General Instruction I.A.3.(b) of Form S-3, as the certifications
required by Rule 13a-14(a)/15d-14(a) were not filed with this amendment. See
Questions 17 and 18 to the Division of Corporation Finance: Sarbanes-Oxley Act
of 2002 - Frequently Asked Questions of November 8, 2002 and revised on
November 14, 2002.

Closing

As appropriate, please amend your registration statement and respond to the
comments relating to your Exchange Act filings within 10 business days or tell us when
you will provide us with a response. You may wish to provide us with marked copies of
the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

John P. Yeros
HyperSpace Communications, Inc.
December 7, 2006
Page 6

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Patrick Simpson, Esquire
        Sonny Allison, Esquire
        Perkins Coie LLP
        1899 Wynkoop Street, Suite 700
        Denver, Colorado 80202